UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 28, 2026, Galmed Research and Development Ltd. (the “Subsidiary”), a wholly owned subsidiary of Galmed Pharmaceuticals Ltd. (the “Company”), and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”) entered into a mutual termination letter (the “Termination Letter”), pursuant to which the parties agreed to terminate the License Agreement, dated June 28, 2021, as amended on August 31, 2021 and December 15, 2021 (the “License Agreement”), effective July 31, 2026. The Termination Letter was entered into following the Subsidiary’s delivery of notice to Yissum on July 21, 2026 of its decision to terminate the License Agreement and discontinue funding the licensed patents thereunder effective July 31, 2026.

As a result of the termination, all rights to the licensed technology will revert to Yissum, the Subsidiary’s obligation to fund ongoing patent expenses relating to the licensed patents will cease effective July 31, 2026, and the Company will discontinue all activities relating to the licensed technology.

The Company elected to terminate the License Agreement as part of its efforts to consolidate operations, reduce costs and focus its resources on the commercialization of Colospan and the continued development of Aramchol.

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163, and 333-290399) and the Company’s Registration Statements on Form F-3 (Registration Nos. 333-272722 and 333-283241).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: July 29, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer